Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com

July 15, 2014

BY EDGAR AND COURIER

Mr. Michael Clampitt

Senior Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Beverly Financial, Inc.
Registration Statement on Form S-1
Filed June 4, 2014
File No. 333-196509

Dear Mr. Clampitt:

On behalf of Beverly Financial, Inc. (the “Company”), this letter is in response to your letter, dated July 1, 2014 (the “Comment Letter”), to Michael R. Wheeler, relating to the Company’s registration statement on Form S-1 (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on June 4, 2014. The Company is concurrently submitting on EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For the convenience of the Staff, we are supplementally providing a copy of Amendment No. 1 marked to show changes from the Registration Statement.

For ease of reference, each of the Staff’s comments is set forth in italic type immediately before the corresponding response submitted on behalf of the Company, and the numbering below corresponds to the numbering in the Comment Letter. References to page numbers in the Company’s responses refer to page numbers in Amendment No. 1.

Registration Statement on Form S-1

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research

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Securities and Exchange Commission	- 2 -	July 15, 2014

reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company has not provided, nor has it authorized anyone to provide on its behalf, any written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to potential investors in reliance on Section 5(d) of the Securities Act. The broker/dealer participating in the Company’s offering has confirmed to the Company that it has not published or distributed any research reports about the Company in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act.

Cover Page

2.	Please revise footnote (1) to estimate the net proceeds per share (for all four scenarios) of your offering if all shares of your common stock are sold in the syndicated community offering, assuming no shares sold to officers and directors. Refer to Item 501(b)(3) of Regulation S-K.

In response to the Staff’s comment, the Company revised footnote (1) on the cover page of Amendment No. 1.

Summary

Our Business, page 1

3.	Revise to also disclose the growth in your loan portfolio and retained earnings for the same periods.

In response to the Staff’s comment, the Company revised its disclosure on page 1 of Amendment No. 1.

Benefits to Management and Potential Dilution…, page 8

4.	Please tell us your intended timeline for adopting a stock-based benefit plan. In this regard we note your disclosure on page 8 that you intend to adopt such a plan “no earlier than six months” following your offering, whereas your disclosure on pages 18 and 19 states you intend to do so “more than one year following” your offering. To the extent that you intend to adopt a stock-based benefit plan more than one year following your offering, revise your tabular disclosure on page 8 to disclose the maximum dilution and value of the grants that you anticipate granting through such a plan instead of assuming limitations only applicable if the plan were adopted within one year. In this regard we note your disclosure on page 8 that you “may adopt a stock-based benefit plan encompassing more than 14% of the shares of common stock that were sold in the offering” if the plan is adopted more than one year following your offering.

The Company acknowledges the Staff’s comment and advises the Staff that the Company currently intends to adopt a stock-based benefit plan more than one year following the completion of the offering, which will encompass a maximum of 14% of the shares of common stock sold in the offering. Although the Company’s current intentions could change, it will not, in any event, adopt a stock-based benefit plan earlier than six months following the completion of this offering. The Company revised its disclosure on page 8 of Amendment No. 1 to reflect the foregoing.

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With respect to the tabular disclosure on page 8, the Company revised its disclosure to clarify that although it intends to implement a stock-based plan more than one year after the conversion, it anticipates that it would continue to follow the applicable regulations as if it adopted such plan within one year following the completion of the conversion and offering.

Business, page 39

Market Area, page 39

5.	Revise to discuss the “downturn in [y]our local housing market” which you cite in the second risk factor on page 11.

In response to the Staff’s comment, the Company revised its disclosure on page 39 of Amendment No. 1.

Lending Activities, page 41

Loans-to-One Borrower Limit, page 45

6.	Please disclose your current internal loans-to-one borrower limit, estimate what the regulatory limit will be after this offering, and disclose whether you intend to increase your internal limit to the fullest extent of the regulatory limit.

In response to the Staff’s comment, the Company revised its disclosure on page 45 of Amendment No. 1. The Company further advises the Staff that at this time the Company does not have an internal limit on loans-to-one borrower, and that it will determine and set a separate internal limit following the completion of this offering.

Management, page 85

Executive Officers, page 87

7.	We note your disclosure on page 87 that your executive officers are elected annually and your disclosure on page 91 outlining the terms of Mr. Wheeler’s employment agreement. Revise page 87 to disclose that if Mr. Wheeler were not reelected then you would likely be obligated to pay him severance equal to his full salary and benefits for the period remaining under his three year contract.

In response to the Staff’s comment, the Company revised its disclosure on page 87 of Amendment No. 1.

Outside Back Cover Page

8.	Revise to include the prospectus delivery obligation required by Item 502(b) of Regulation S-K or advise.

In response to the Staff’s comment, the Company included the prospectus delivery obligation required by Item 502(b) of Regulation S-K on the outside back cover page of Amendment No. 1.

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Exhibit Index

9.	Please file a legal opinion with your next amendment.

In response to the Staff’s comment, the Company filed the legal opinion as Exhibit 5.1 to Amendment No. 1.

10.	Please file signed tax opinions with your next amendments or advise the staff as to when you intend to file signed opinions.

In response to the Staff’s comment, the Company filed the signed tax opinions as Exhibits 8.1 and 8.2 to Amendment No. 1.

*            *             *

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (202) 637-5671 or Gregory F. Parisi at (202) 637-5524. We thank you in advance for your attention to the above.

Sincerely,

/s/ Richard A. Schaberg

Richard A. Schaberg

cc:	Michael R. Wheeler, Beverly Financial, Inc.
Gregory F. Parisi, Hogan Lovells US LLP
Samantha M. Kirby, Goodwin Procter LLP